Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

September 26, 2018

FILED AS EDGAR CORRESPONDENCE

Ray Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to a comment you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 136, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 140, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the GQG Partners US Select Quality Equity Fund (the “Fund”). Below, we have briefly summarized your comment, followed by our response. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. The Staff reissues the following comment on the Amendment:

In the “Principal Investment Strategies” section of the Prospectus, please further describe the proprietary screening process.

Response. The requested change has been made.

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Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Ray Be, Esq.

September 26, 2018

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer

Christine M. Nassauer